CUSIP No. 29911Q208	Page 1 of 8 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

EVANS BANCORP, INC.
(Name of Issuer)

Common Stock, $0.50 par value
(Title of Class of Securities)

29911Q208
(CUSIP Number)

Mr. John W. Palmer
PL Capital Advisors, LLC
750 Eleventh Street South
Suite 202
Naples, FL 34102
(239) 777-0187

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to -

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

June 4, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☒.

CUSIP No. 29911Q208	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
PL Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
604,979

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
604,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
604,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 29911Q208	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
John W. Palmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
604,979

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
604,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
604,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 29911Q208	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Richard J. Lashley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
604,979

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
604,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
604,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 29911Q208	Page 5 of 8 Pages

Item 1.	Security and Issuer

This amended and restated Schedule 13D relates to the common stock, $0.50 par value (“Common Stock”) of Evans Bancorp, Inc. (the “Company”).  The address of the principal executive offices of the Company is 6460 Main Street, Williamsville, NY 14221.
Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by (1) PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 (“PL Capital Advisors”); (2) Richard J. Lashley, a managing member of PL Capital Advisors; and (3) John W. Palmer, a managing member of PL Capital Advisors (collectively, the “Reporting Persons”).  The joint filing agreement of the Reporting Persons was attached as Exhibit 99.1 to the initial filing of the Schedule 13D.

(b)	The principal business address of the Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102.
(c)
 The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”).  The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors.  PL Capital Advisors has sole voting and dispositive power over the Common Stock held by the Clients, which is deemed shared with the two Managing Members of PL Capital Advisors, and the Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

(d)-(e)
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Richard Lashley and John Palmer are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 604,979 shares of Common Stock of the Company acquired at an aggregate cost of $20,403,769.
PL Capital Advisors does not own any Common Stock directly but is deemed to beneficially own Common Stock held by the Clients.  PL Capital Advisors disclaims beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein.
From time to time, the Reporting Persons may have purchased or held Common Stock on margin provided by Goldman Sachs & Co. (“Goldman Sachs”) on such firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by the Clients may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Clients.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no Clients or the other holders of Common Stock have margin or other loans outstanding secured by Common Stock other than the Financial Edge Fund, L.P.
Item 4.	Purpose of Transaction

This is the Reporting Persons second amendment to its initial Schedule 13D, after transitioning from their Schedule 13G filing.

The Reporting Persons own 11.0% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of April 30, 2024.  The Reporting Persons acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.
The Reporting Persons intend to monitor the performance and corporate governance of the Company, as well as the actions of the Company’s management and board.  As it deems necessary, the Reporting Persons will assert its stockholder rights.

As previously reported, on November 10, 2022 the Reporting Persons filed a Notice of Change in Bank Control with the Federal Reserve Bank of New York (the “Reserve Bank”) to obtain regulatory non-objection to increase their ownership up to 19.9% of the Common Stock.  On March 17, 2023, the PL Capital Group was notified by the Reserve Bank that it had determined not to disapprove the Notice and allow the PL Capital Group to acquire 10% or more of the Company’s Common Stock.  In addition, the Reporting Persons sought confirmation that filings in other jurisdictions would not be required if the PL Capital Group were to acquire 10% or more of the Company’s Common Stock, and has completed the process as of August 24, 2023. Upon acquiring 10% or more of the Company’s Common Stock, the Reporting Persons notified the Reserve Bank of this fact.

CUSIP No. 29911Q208	Page 6 of 8 Pages

The Reporting Persons may make purchases of shares of Common Stock in the future and may also dispose of any or all the shares of Common Stock held by them.
To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Exchange Act, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.
Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 5,521,009, reported as the number of outstanding shares as of April 30, 2024, in the Company’s Annual Report on Form 10-Q filed on May 2, 2024.
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients.
PL Capital Advisors made transactions in the Common Stock on behalf of the Clients within the past 60 days as noted below.  During the past 60 days, Messrs. Palmer and Lashley did not have any transactions in the Common Stock other than the transactions effected by PL Capital Advisors on behalf of the Clients.
PL Capital Advisors Transactions Common Stock

(a)-(b)	See cover page.
(c)	On behalf of the Clients, PL Capital Advisors made the following purchases (and no sales) of Common Stock in the past sixty days:

Trade Date	Number of Shares Purchased	Price Per Share ($)	Where and How Transaction Effected
6/4/2024	7,800	25.96	Open Market Transaction
5/31/2024	100	25.65	Open Market Transaction
5/30/2024	300	25.65	Open Market Transaction
5/29/2024	20,146	25.82	Open Market Transaction
5/28/2024	21,061	26.12	Open Market Transaction
5/23/2024	2,776	27.75	Open Market Transaction
4/16/2024	14,359	26.00	Open Market Transaction

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

PL Capital Advisors is the investment manager on behalf of the Clients.  Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement.  PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients’ capital.  Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., PL Capital Plus Fund, L.P.,  and Goodbody/PL Capital, L.P., each a Delaware limited partnership.  For serving as the general partner of these partnerships, PL Capital Advisors’ affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

CUSIP No. 29911Q208	Page 7 of 8 Pages
Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement – Previously Filed

CUSIP No. 29911Q208	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2024

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley